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www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Chicago	Orange County
August 22, 2013	Doha	Paris
	Dubai	Riyadh
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	Frankfurt	San Diego
VIA EDGAR SUBMISSION	Hamburg	San Francisco
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United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Houston	Silicon Valley
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Re:	AeroVironment, Inc.
Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of AeroVironment, Inc. (“AeroVironment”), we are filing by EDGAR today a Preliminary Proxy Statement on Schedule 14A in connection with AeroVironment’s 2013 annual meeting of stockholders.  In accordance with Note 4 of Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, please be advised that AeroVironment is only filing the attached Preliminary Proxy Statement because AeroVironment is commenting herein on a solicitation in opposition.

If you have any questions or comments regarding this Preliminary Proxy Statement, please call the undersigned at (858) 523-3959.

Very truly yours,

/s/ Michael E. Sullivan
Michael E. Sullivan
of LATHAM & WATKINS LLP

cc:        Douglas Scott